UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

GENOCEA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

372427104

(CUSIP Number)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372427104	Page 2 of 12

1	Names of reporting persons Cycad Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization California limited liability company
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 876,494 shares
	6	Shared voting power 0 shares
	7	Sole dispositive power 876,494 shares
	8	Shared dispositive power 0 shares
9	Aggregate amount beneficially owned by each reporting person 876,494 shares
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.1%
12	Type of reporting person (see instructions) OO

CUSIP No. 372427104	Page 3 of 12

1	Names of reporting persons K. Leonard Judson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization U.S. citizen
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares
	6	Shared voting power 876,494 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 876,494 shares
9	Aggregate amount beneficially owned by each reporting person 876,494 shares
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.1%
12	Type of reporting person (see instructions) IN

CUSIP No. 372427104	Page 4 of 12

1	Names of reporting persons Paul F. Glenn
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization U.S. citizen
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares
	6	Shared voting power 876,494 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 876,494 shares
9	Aggregate amount beneficially owned by each reporting person 876,494 shares
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.1%
12	Type of reporting person (see instructions) IN

CUSIP No. 372427104	Page 5 of 12

Item 1.

(a)	Name of Issuer:

Genocea Biosciences, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Cambridge Discovery Park

100 Acorn Park Drive, 5th Floor

Cambridge, MA 02140

Item 2.

(a)	Names of Persons Filing:

(i)	Cycad Group, LLC (“Cycad”);
(ii)	K. Leonard Judson (“Judson”); and
(iii)	Paul F. Glenn (“Glenn”).

The foregoing persons are collectively referred to as the “Reporting Persons.”

This statement relates to Common Stock held for the account of Cycad. Judson and Glenn are the sole managers and directors of Cycad (in such capacity, together the “Cycad Directors”).

(b)	Address of Principal Business Office:

The address of the business office of Cycad, Judson and Glenn is:

1270 Coast Village Circle

Santa Barbara, CA 93108

(c)	Citizenship:

(i)	Cycad is a California limited liability company;
(ii)	Judson is a U.S. citizen; and
(iii)	Glenn is a U.S. citizen.

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP Number:

372427104

Item 3.

Not	Applicable.

CUSIP No. 372427104	Page 6 of 12

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date of this statement:

Cycad may be deemed to beneficially own 876,494 shares of Common Stock. Judson and Glenn, as the Cycad Directors, have shared voting and investment power with respect to the shares held by Cycad and may be deemed to beneficially own the shares held by Cycad. Judson and Glenn disclaim beneficial ownership of the shares beneficially owned by Cycad except to the extent of their pecuniary interest therein.

(b)	Percent of class:

5.1% of the Common Stock, which percentage was calculated based on 17,217,104 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 5, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 372427104	Page 7 of 12

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 372427104	Page 8 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 20, 2014	Cycad Group, LLC

		By:	/s/ K. Leonard Judson
		Its:	President

K. Leonard Judson

		By:	/s/ K. Leonard Judson

Paul F. Glenn

		By:	/s/ K. Leonard Judson, Attorney-in-Fact*

*	Signed pursuant to a Power of Attorney (see Exhibit B to this Schedule 13G).

CUSIP No. 372427104	Page 9 of 12

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Joint Filing Agreement	10

Exhibit B: Power of Attorney	11